Orange S.A. 78, rue Olivier de Serres 75015 Paris France
January 24, 2014
VIA EDGAR
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:

Notice of Disclosure Filed in the Annual Report on Form 20-F/A under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Orange S.A. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F/A for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on January 24, 2014.

Sincerely,

ORANGE S.A.
By:	/s/ Gervais Pellissier
Name:	Gervais Pellissier
Title:	Chief Executive Officer Delegate and Chief Financial Officer